Hudson La Force III Senior Vice President & Chief Financial Officer T +1 410.531.8730 Hudson.La.Force@grace.com W. R. Grace & Co.-Conn. 7500 Grace Drive Columbia, MD 21044

July 31, 2012

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn: John Cash, Branch Chief

Ladies and Gentlemen:

Thank you for your letters dated June 27, 2012 and July 24, 2012 regarding the review of the W. R. Grace & Co. Annual Report on Form 10-K for the year ended December 31, 2011 and our Quarterly Report on Form 10-Q for the quarter ended March 31, 2012 by the Staff (the “Staff” or “you”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”).

We appreciate the opportunity to work with you to resolve your comment and to improve our disclosure.  We also appreciate the opportunity to discuss our disclosure directly with members of the Staff by teleconference.

As agreed, we will use the GAAP measure “net cash provided by operating activities” in our filed documents and may use “free cash flow” in filed documents.  We may use the non-GAAP measure “Adjusted Free Cash Flow” in furnished documents and other materials not provided to the Commission.

Please contact me at (410) 531-8730 or William Dockman, our Vice President Finance and Controller, at (410) 531-4558 if you have any questions or comments with respect to this response letter.

Sincerely,

/s/ Hudson La Force III
Hudson La Force III
Senior Vice President and Chief Financial Officer

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